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                                                  Filed Pursuant to Rule 424(b)3
                                                      Registration No. 333-77737
                                   SUPPLEMENT

                                       TO

                      LEISURE TIME CASINOS & RESORTS, INC.

                                   PROSPECTUS

                            DATED SEPTEMBER 15, 1999

     Leisure Time is modifying the software in its data communication device for resubmission for approval by an independent testing laboratory for use in South Carolina. Leisure Time still expects that its data communication device will be approved before December 1, 1999.

     R. Thomas Klingel has resigned as an officer and director of Leisure Time and has been appointed the President and Chief Executive Officer of Solutia Gaming Systems Inc. Elden W. Rance, an officer and director of Leisure Time, has been elected the sole director of Solutia Gaming and was appointed the Vice President, Treasurer and Secretary of Solutia Gaming. Messrs. Klingel and Rance replaced Gary W. Watkins as an officer and director of Solutia Gaming. Mr. Watkins will be a consultant to Solutia Gaming.

     At the end of October 1999, Leisure Time will suspend for the winter season the offshore gaming operations of the Vegas Express. In November 1999, the Vegas Express will be placed in a shipyard for the routine two year inspection required by the United States Coast Guard. It is anticipated that the Vegas Express will resume operations in the spring of 2000.

     The former holders of 11% convertible promissory notes described on page 12 of the risk factors section of Leisure Time's prospectus have advised Leisure Time that they intend to file a complaint in the United States District Court for the Northern District of Ohio against Leisure Time. The proposed complaint that has been received by Leisure Time alleges that Leisure Time breached the terms of the 11% convertible promissory notes by failing to provide the holders with Leisure Time's financial statements denying them the benefit of their bargain and unjustly enriching Leisure Time by preventing them from having a legitimate opportunity to exercise their conversion and purchase rights under the 11% convertible promissory notes. The proposed complaint requests judgment against Leisure Time in an unspecified amount including all costs and attorneys' fees. Leisure Time has not yet been served with the complaint. Leisure Time believes that the conversion features of the notes have expired and intends to vigorously defend any such lawsuit.

                 The date of this Supplement is October 6, 1999